PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

07026475

23rd August 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 23rd August 2007.

Drilling Update

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

Dlw 9/17

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling Update

India
Further to the status report issued on 5th July 2007 and the Operational and Trading Update issued on 18th July, Premier provides a further update on operations on the Masimpur-3 well in India.

The well was drilled to a depth of 4,002 metres where a sandstone formation was encountered with good hydrocarbon shows and high formation pressure. The mechanical difficulties were resolved, 7 inch casing set and the well was then deepened to 4,419 metres penetrating further sandstones with shows. The well was logged, an operation which was complicated by the deviated nature of the hole. The log results obtained were inconclusive in quantifying the significance of the hydrocarbon shows observed during drilling.

Premier, in consultation with its joint venture partners, is now proceeding to drill stem test (DST) the prospect and will provide a further update on completion of testing operations.

Indonesia
The Pancing-1 well on the Kakap block in Indonesia has reached a depth of 11,935 feet, encountering hydrocarbon shows. Wireline logs have been run, confirming the likely presence of gas. The operator, Star Energy, is proceeding with testing operations.

23 August 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END